FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                 .]

Quarterly Report for the Period Ending
September 30, 2007 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Quarterly Report for the period ended September 30, 2007 of Quebecor Media Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the third quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2006 (Form 20F/A), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE LAST QUARTER
In the third quarter of 2007, the Cable segment added 70,100 customers to its cable telephone service, the largest quarterly increase, in absolute terms, since the launch of the service in the first quarter of 2005. The Cable segment also recorded significant customer increases for its other services, adding 45,000 subscribers for its cable Internet access service, 31,700 customers for its cable television services combined (including an increase of 41,200 for illico Digital TV) and 8,000 phones for its wireless telephone service.
Quebecor Media grew its revenues by $116.0 million (16.1%) and its operating income by $58.4 million (29.9%) in the third quarter of 2007. The growth was mainly due to significantly improved results in the Cable segment, which increased its revenues by $63.9 million (19.3%) and its operating income by $39.3 million (29.5%) compared with the third quarter of 2006. The Newspapers segment’s revenues and operating income increased by $38.6 million (17.5%) and $13.3 million (28.4%) respectively, due to the impact of the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007 and to improved results on a comparable basis. The Broadcasting segment’s revenues and operating income increased by $12.6 million (15.9%) and $7.0 million (145.8%) respectively.
Quebecor Media’s net income totalled $84.8 million in the third quarter of 2007, an 82.0% increase compared with the same quarter of 2006.
Quebecor Media closed, in early August 2007, the acquisition of all outstanding units of Osprey Media for a total cash consideration of $414.4 million, excluding assumed liabilities. Osprey Media’s publications include 20 daily newspapers and 34 non-daily newspapers, together with shopping guides, magazines and other publications. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest newspaper publisher in Canada.
Quebecor Media completed, on October 5, 2007, a placement of US$700.0 million aggregate principal amount of Senior Notes. The Senior Notes were sold at a price equivalent to 93.75% of face value for net proceeds of US$672.9 million (including accrued interest of $16.6 million). The Notes bear interest at 7 3/4% (an effective rate of 8.81%) and mature on March 15, 2016.
Sun Media Corporation redeemed, on October 31, 2007, its term loan “B” and closed out the related derivative financial instruments for a total cash consideration of $277.8 million.
Quebecor Media exercised, on July 23, 2007, its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
Quebecor Media announced, on October 11, 2007, the creation of a new subsidiary, Quebecor MediaPages, to consolidate all its print and online directory operations. Quebecor MediaPages plans to launch 30 new local directories under the MediaPages name in Québec, Ontario and Alberta in 2007 and 2008.
According to the latest NADbank survey for the one-year period ended June 30, 2007, Le Journal de Montréal remains the newspaper with the largest readership in the greater Montréal area, seven days a week. Le Journal de Montréal has 1,182,000 readers per week in the Montréal area, 385,100 (48.3%) more than its closest rival. It is the largest gap between the two newspapers since NADbank began conducting annual surveys in 1993.
NON-GAAP FINANCIAL MEASURES
We use certain financial measures to assess our financial performance that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures May differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report May not be comparable to other similarly titled measures disclosed by other companies.
In the first quarter of 2007, Quebecor Media made changes to the definitions and presentation of the non-GAAP measures it uses, including the addition of a new measure called “cash flows from segment operations.” Free cash flows from continuing operations is now analyzed only on a consolidated basis. Cash flows from segment operations is analyzed for each segment. Cash flows from segment operations represents operating income net of additions to property, plant and equipment, plus proceeds from disposal of assets.

Operating Income
We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, other, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor Inc. (“Quebecor”), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. The Company uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income May not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income (loss) as disclosed in our financial statements in Table 1 below.

Table 1
Reconciliation between the operating income measure used in this report and the net income
(loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006

Operating Income
Cable	$172.3	$133.0	$467.0	$372.7
Newspapers	60.1	46.8	149.3	144.1
Broadcasting	11.8	4.8	36.6	23.2
Leisure and Entertainment	9.1	8.8	16.7	9.3
Interactive Technologies and Communications	1.4	1.2	2.8	4.2
Internet/Portals	1.0	2.7	4.1	8.6
Head office	(2.1)	(2.1)	0.2	(0.8)

	253.6	195.2	676.7	561.3
Amortization	(72.7)	(64.3)	(214.5)	(192.4)
Financial expenses	(55.0)	(52.7)	(167.8)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(3.0)	(1.7)	(15.1)	(9.4)
Loss on debt refinancing	—	(10.5)	—	(342.1)
Other	—	(0.5)	0.4	1.0
Income taxes	(35.5)	(17.6)	(59.2)	82.3
Non-controlling interest	(2.6)	(1.3)	(11.0)	(7.2)
Income from discontinued operations	—	—	5.2	0.9

Net income (loss)	$84.8	$46.6	$214.7	$(72.6)

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flow from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.

Free Cash Flows from Operations
We use free cash flows from operations as a measure of total liquidities generated on a consolidated basis. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flow from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.
Average Revenue per User
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2007/2006 THIRD QUARTER COMPARISON
Quebecor Media’s revenues totalled $834.6 million in the third quarter of 2007, compared with $718.6 million in the same quarter of 2006, a $116.0 million (16.1%) increase. All of Quebecor Media’s business segments reported higher revenues: Cable (an increase of $63.9 million or 19.3%), Newspapers ($38.6 million or 17.5%), Broadcasting ($12.6 million or 15.9%), Leisure and Entertainment ($6.4 million or 8.7%), Internet/Portals ($1.9 million or 19.8%), and Interactive Technologies and Communications ($1.8 million or 10.5%).
Quebecor Media generated operating income in the amount of $253.6 million in the third quarter of 2007, compared with $195.2 million in the same quarter of 2006. The $58.4 million (29.9%) rise resulted from higher operating income in Cable (an increase of $39.3 million or 29.5%), Newspapers ($13.3 million or 28.4%), Broadcasting ($7.0 million or 145.8%), Leisure and Entertainment ($0.3 million or 3.4%), and Interactive Technologies and Communications ($0.2 million or 16.7%). Operating income decreased in the Internet/Portals segment ($1.7 million or -63.0%).
Net income was $84.8 million in the third quarter of 2007, compared with $46.6 million in the same quarter of 2006. The $38.2 million (82.0%) increase was mainly due to the $58.4 million increase in operating income and the favourable variance caused by recognition of a $10.5 million loss on debt refinancing in the third quarter of 2006. These factors were partially offset by, among other things, an $8.4 million increase in the amortization charge.

The amortization charge increased by $8.4 million from $64.3 million in the third quarter of 2006 to $72.7 million in the third quarter of 2007, mainly because of significant capital expenditures in 2006 and the beginning of 2007, largely in the Cable and Newspapers segments.
Financial expenses totalled $55.0 million in the third quarter of 2007, compared with $52.7 million in the same period of 2006. The $2.3 million increase was mainly due to increased debt contracted to finance the acquisition of Osprey Media and repayment of the Additional Amount payable, as well as an increase in base interest rates between the third quarters of 2006 and 2007. These unfavourable items were offset by the favourable variance related to the recognition of a $5.8 million loss on re-measurement of the Additional Amount payable in the third quarter of 2006.
Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges of $3.0 million in the third quarter of 2007, compared with $1.7 million in the third quarter of 2006. In the Newspapers segment, a $2.4 million charge was recorded for termination benefits related to the elimination of production jobs at The Toronto Sun and The Ottawa Sun due to the acquisition of new presses, announced in August 2005. A $0.6 million charge was also entered for termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization.
In the third quarter of 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, which bore interest at 11 1/8% and 13 3/4%, generating a $10.5 million loss on debt refinancing.
The income tax expense totalled $35.5 million in the third quarter of 2007, compared with $17.6 million in the same quarter of 2006. The unfavourable variance of $17.9 million was mainly due to an increase in pre-tax income in the third quarter of 2007, as well as the recognition of previously unrecorded tax benefits in the amount of $6.3 million in the third quarter of 2006.
2007/2006 YEAR-TO-DATE COMPARISON
On a year-to-date basis, Quebecor Media’s revenues totalled $2.40 billion, compared with $2.15 billion in the same period of 2006, a $246.6 million (11.4%) increase. All of Quebecor Media’s business segments without exception reported higher revenues: Cable (an increase of $178.7 million or 18.9%), Newspapers ($40.1 million or 5.9%), Broadcasting ($18.0 million or 6.6%), Leisure and Entertainment ($15.7 million or 7.5%), Interactive Technologies and Communications ($8.0 million or 14.8%), and Internet/Portals ($4.6 million or 15.3%).
Quebecor Media’s year-to-date operating income was $676.7 million, compared with $561.3 million in the same period of 2006. The $115.4 million (20.6%) increase was mainly due to higher operating income in the Cable segment ($94.3 million or 25.3%), as well as increases in Broadcasting ($13.4 million or 57.8%), Leisure and Entertainment ($7.4 million or 79.6%) and Newspapers ($5.2 million or 3.6%). These increases were partially offset by decreases in Internet/Portals ($4.5 million or -52.3%) and Interactive Technologies and Communications ($1.4 million or -33.3%).

In accordance with the accounting method used, the impact on the stock option expense of fluctuations in the fair value of Quebecor Media used for the purposes of the plan is recorded in the quarter in which the change occurred. The growth in the fair value of Quebecor Media was greater in the first nine months of 2007 than in the same period of 2006. Excluding the impact of the consolidated stock option expense, the increase in year-to-date operating income was 24.4%, compared with 8.0% in the same period of 2006.
Year-to-date net income was $214.7 million, compared with a $72.6 million net loss in the same period of 2006. The $287.3 million improvement was due primarily to the favourable impact on the analysis of the 2007 numbers of the recognition in the first nine months of 2006 of a $342.1 million loss on debt refinancing. The $115.4 million increase in operating income, on a year-to-date basis, was also a factor in the improvement.
The Company recorded a $59.2 million income tax expense for the first nine months of 2007, compared with tax credits of $82.3 million in the same period of 2006. The unfavourable variance of $141.5 million resulted primarily from tax savings recognized in the first nine months of 2006 in connection with the loss on debt refinancing related to the repurchase of Quebecor Media’s Senior Notes. The adoption in 2007 of a more favourable conversion rate for tax benefits related to Part VI.1 tax (tax that corporations must pay on preferred dividends paid during a financial year) acquired from a related party, the reduction in the Canadian federal tax rate in 2006 and the elimination of the Part I.3 large corporations tax in the same year also helped reduce the year-to-date income tax expense in 2006 and 2007.
CASH FLOWS FROM CONTINUING OPERATIONS
In the third quarter of 2007, Quebecor Media’s continuing operations provided free cash flows of $100.9 million, compared with $54.5 million in the same quarter of 2006 (see Table 2). The $46.4 million improvement was mainly due to the $58.4 million increase in operating income.
On a year-to-date basis, free cash flows from continuing operations totalled $168.7 million, compared with negative $190.0 million in the same period of 2006. The $358.7 million improvement (see Table 2) was mainly due to the payment of $197.3 million in accrued interest on Senior Discount Notes in the first nine months of 2006 as part of the refinancing carried out on January 17, 2006. The improvement was also due to the $115.4 million increase in operating income, the $28.6 million favourable variance in non-cash balances related to operations, and the $26.9 million decrease in additions to property, plant and equipment.

Table 2
Free cash flows from continuing operations
(in million of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006

Cash flows from segment operations
Cable	$93.7	$58.2	$231.6	$156.3
Newspaper	42.3	20.1	101.6	43.7
Broadcasting	9.1	3.0	27.6	18.1
Leisure and Entertainment	8.1	7.9	15.4	7.1
Interactive Technologies and Communications	0.3	0.8	0.2	3.3
Internet / Portals	0.3	2.1	1.0	7.4
Head Office and inter-segment	(2.1)	5.5	2.5	6.6

	151.7	97.6	379.9	242.5
Cash interest expense (1)	(59.4)	(56.4)	(157.0)	(351.4)
Cash portion of restructuring of operations and other special charges	(3.0)	(1.7)	(15.1)	(9.4)
Current income taxes	(3.4)	(1.5)	2.7	(4.1)
Other	2.0	1.5	(0.3)	2.5
Net change in non-cash balances related to operations	13.0	15.0	(41.5)	(70.1)

Free cash flows from continuing operations	$100.9	$54.5	$168.7	$(190.0)

(1) Interest on long-term debt and other interest and repayment of accrued interest on senior discount notes, less investment income and interest capitalized to cost of property, plant and equipment.

Table 3
Reconciliation of free cash flows from continuing operations to cash flows provided by (used in)
continuing operations as disclosed in our financial statements
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006

Free cash flow from continuing operations	$100.9	$54.5	$168.7	$(190.0)
Additions to property, plant and equipment	102.7	105.4	300.4	327.3
Proceeds from disposal of assets	(0.8)	(7.8)	(3.6)	(8.5)

Cash flow provided from (used in) continuing operations	$202.8	$152.1	$465.5	$128.8

Table 4
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006

Operating income	$253.6	$195.2	$676.7	$561.3
Additions to property, plant and equipment	(102.7)	(105.4)	(300.4)	(327.3)
Proceeds from disposal of assets	0.8	7.8	3.6	8.5

Cash flow from segment operations	$151.7	$97.6	$379.9	$242.5

Cable segment
The Cable segment generated revenues of $394.6 million in the third quarter of 2007, compared with $330.7 million in the same quarter of 2006, a $63.9 million (19.3%) increase.
Revenues from the Cable segment’s residential illico Digital TV service, excluding certain related services, rose by $18.3 million (26.4%) to $87.5 million in the third quarter of 2007. The strong quarterly performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $15.1 million (8.9%) to $185.2 million due to the impact of customer base growth, increases in some rates, and the favourable impact of the growth in the illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.
illico Digital TV had 720,300 customers at the end of the third quarter of 2007, an increase of 41,200 or 6.1% from the end of the previous quarter (compared with an increase of 39,900 customers in the third quarter of 2006). Since the end of the third quarter of 2006, the number of subscribers to illico Digital TV has increased by 135,000 or 23.1% (see Chart 1). As of September 30, 2007, illico Digital TV had a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment’s network, i.e., 2.5 million homes as of the end of the third quarter of 2007) of 29.0% versus 23.9% a year earlier, and a subscriber penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 44.6% versus 37.7% a year earlier.
The Cable segment’s analog cable television service lost 9,400 customers (-1.0%) in the third quarter of 2007 (compared with a decrease of 8,400 customers in the same quarter of 2006). Over a one-year period, the number of subscribers to the service has decreased by 71,400 (-7.4%) (see Chart 1), primarily as a result of customer migration to the illico Digital TV service. The combined customer base for all of the Cable segment’s cable television services increased by 31,700 (2.0%) in the third quarter of 2007 (compared with an increase of 31,500 customers in the same quarter of 2006) and by 63,600 (4.1%) in the 12-month period ended September 30, 2007 (see Chart 1). As of September 30, 2007, the Cable segment’s cable television services had a household penetration rate of 65.0%, compared with 63.4% one year earlier.
The Cable segment’s Internet access services registered continued strong growth in the third quarter of 2007, posting revenues of $106.3 million, an $18.3 million (20.8%) increase over the same period of 2006. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers, increases in some rates and a favourable product mix. The number of customers for cable Internet access services stood at 898,900 at the end of the third quarter of 2007, an increase of 45,000 (5.3%) from the previous quarter (compared with a 43,900 increase in the same quarter of 2006). Since the end of the third quarter of 2006, the number of cable Internet access customers has increased by 144,400 (19.1%) (see Chart 2). At September 30, 2007, cable Internet access services had a household penetration rate of 36.2%, compared with 30.8% at September 30, 2006.
The strong growth in the Cable segment’s IP telephone service continued in the third quarter of 2007. The service generated quarterly revenues of $52.0 million, compared with $29.8 million in the same quarter of 2006, a $22.2 million (74.5%) increase. As of the end of September 2007, the number of subscribers to the service stood at 573,800, a quarter-over-quarter increase of 70,100 (13.9%) (compared with an increase of 60,900 customers in the same quarter of 2006). It was the largest quarterly increase in the customer base, in absolute terms, since the service was launched in the first quarter of 2005. The IP telephone service has added 229,700 customers (66.8%) since the end of the third quarter of 2006 (see Chart 3). At September 30, 2007, the service had a household penetration rate of 23.1%, compared with 14.1% one year earlier.
At September 30, 2007, there were 38,700 phones on the Cable segment’s wireless telephone service, launched in August 2006, compared with 30,700 phones at June 30, 2007, a quarter-over-quarter increase of 8,000 (26.1%).
The Cable segment’s monthly ARPU increased by $10.24 (16.4%) from $62.42 in the third quarter of 2006 to $72.66 in the third quarter of 2007.
Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) recorded revenues of $14.1 million in the third quarter of 2007. The 7.7% increase from the same quarter in 2006 was mainly due to increased same-store sales at the Microplaytm sections and the opening of new Videotron stores.
The Cable segment’s total operating income increased by $39.3 million (29.5%) from $133.0 million in the third quarter of 2006 to $172.3 million in the third quarter of 2007, mainly because of the growth in the customer base for all services, increases in some rates, and the reversal of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals in the amount of $11.1 million, following the notice issued on October 1, 2007.
The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 43.7% in the third quarter of 2007, compared with 40.2% in the same period of the previous year.

On a year-to-date basis, the Cable segment recorded revenues of $1.13 billion, compared with $946.6 million in the same period of the previous year, an increase of $178.7 million (18.9%) due mainly to customer growth.
The illico Digital TV service added 96,700 customers during the first nine months of 2007, compared with 110,700 in the same period of 2006. Analog cable television services lost 52,800 customers during the period, compared with 64,100 in the same period of the previous year. The combined customer base for all cable television services increased by 43,900 in the first nine months of 2007, compared with 46,600 in the same period of 2006. The number of cable Internet access customers increased by 106,900 in the first nine months of the year, compared with 116,500 in the same period of 2006. The customer base for IP telephone service grew by 176,000, compared with 181,100 in the same period of 2006. The wireless telephone service added 26,900 lines in the first nine months of 2007.
Le SuperClub Vidéotron recorded year-to-date revenues of $39.7 million, an increase of 3.4% compared with the same period of 2006 due mainly to increased same-store sales in the Microplaytm sections, the opening of Videotron stores and the impact of store acquisitions.
On a year-to-date basis, the Cable segment recorded operating income of $467.0 million compared with $372.7 million in the same period of the previous year. The $94.3 million (25.3%) increase was due essentially to customer growth for all services, increases in some rates, and the reversal of current CRTC Part II licence fee accruals following the notice issued on October 1, 2007. These factors more than offset the unfavourable impact of expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan and management fees. Excluding the stock option expense, the Cable segment’s year-to-date operating income increased by 30.0%, compared with 22.8% in the same period of 2006. The operating margin for all operations was 41.5% in the first nine months of 2007, compared with 39.4% in the same period of the previous year.
Under Quebecor Media’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as transactions are completed. It is common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 5 below shows operating income before the cost of subsidies granted customers on equipment sales and their impact on the segment’s results.

Table 5: Cable segment
Operating income
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income before cost of equipment subsidies to customers	$180.2	$139.4	$488.7	$393.0
Cost of equipment subsidies to customers	(7.9)	(6.4)	(21.7)	(20.3)

Segment operating income	$172.3	$133.0	$467.0	$372.7

In the third quarter of 2007, cash flows from the Cable segment’s operations amounted to $93.7 million, compared with $58.2 million in the same quarter of 2006 (see Table 6). The $35.5 million increase was mainly due to the positive impact of the $39.3 million increase in operating income. On a year-to-date basis, cash flows from segment operations increased by $75.3 million to $231.6 million, compared with $156.3 million in the same period of 2006. The impact of the $94.3 million increase in operating income was partially offset by a $19.0 million increase in additions to property, plant and equipment in the first nine months of 2007 compared with the same period in 2006, primarily attributable to investments in network upgrades and modernization by the Cable segment.
Table 6: Cable segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$172.3	$133.0	$467.0	$372.7
Additions to property, plant and equipment	(78.7)	(74.9)	(235.8)	(216.8)
Proceeds from disposal of assets	0.1	0.1	0.4	0.4

Cash flows from segment operations	$93.7	$58.2	$231.6	$156.3

In December 2006, the Federal Court of Canada ruled that the Part II licence fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II licence fees. The judgment also established that Quebecor Media would not be allowed to reclaim any amounts paid in previous years. That decision is currently being appealed. However, on October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007. Quebecor Media management is of the opinion that the Federal Court of Appeal will not reverse the judgment of December 2006.
The Cable segment’s telephone service has numerous competitors, including incumbent local exchange carriers (“ILECs”), competitive local exchange carriers (“CLECs”), wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and following years, particularly in view of the federal government Order in Council issued in April 2007 lifting winback restrictions and relaxing the criteria for forbearance from regulation of local exchange services. Among other things, the Order reduced the size of the relevant local telephone markets, replaced the market share loss test by a competitive facilities test, and relaxed some of the requirements for quality of service provided to competitors. Under the new rules, the main residential markets in Québec were deregulated as of August 3, 2007. A number of business markets, primarily in major centres, were also deregulated on September 13, 2007.
On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron Ltd. (“Videotron”) in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions to Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Videotron’s management believes that the suit is without merit and intends to vigorously defend its case.
Newspapers segment
The Newspapers segment’s revenues rose by $38.6 million (17.5%) to $259.5 million in the third quarter of 2007, compared with $220.9 million in the same quarter of 2006. The increase was mainly due to the impact of the acquisition of Osprey Media, which closed in August 2007. Excluding the impact of the acquisition, the Newspapers segment’s revenues increased by $2.7 million. Advertising revenues grew by 3.0%, primarily due to increases at the free dailies and community newspapers. Circulation revenues decreased by 6.9%. Distribution, commercial printing and other revenues combined increased by 3.1%, mainly because of higher printing revenues. Revenues increased by 1.6% for the urban dailies and, excluding the acquisition of Osprey Media, by 1.3% at the community newspapers in the third quarter of 2007. Within the urban dailies group, revenues of the free dailies increased by 69.1% compared with the third quarter of 2006 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
The Newspapers segment’s operating income totalled $60.1 million in the third quarter of 2007, a $13.3 million (28.4%) increase from $46.8 million in the same quarter of 2006, attributable primarily to the impact of the acquisition of Osprey Media ($9.3 million) and improved operating results. Excluding the acquisition of Osprey Media, investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton), charges related to Quebecor Media’s stock option plan, and the favourable impact on quarterly results of the labour dispute at Le Journal de Québec, operating income was $54.5 million in the third quarter of 2007, compared with $48.7 million in the same quarter of 2006. The $5.8 million increase reflects the positive impact of restructuring initiatives, an 87.2% decrease in operating losses at the free dailies, on a comparable basis (i.e., at the Montréal, Toronto and Vancouver dailies), and a 15.4% increase in operating income at the dailies in the Western Group. Excluding the launch of the four new free dailies and the favourable impact on quarterly results of the labour dispute at Le Journal de Québec, operating income from the urban dailies increased by 13.8%.

Excluding the impact of the acquisition of Osprey Media, operating income increased by 10.6% at the community newspapers.
On a year-to-date basis, the Newspapers segment’s revenues totalled $721.6 million, compared with $681.5 million in the same period of 2006, a $40.1 million (5.9%) increase due mainly to the acquisition of Osprey Media. Excluding the impact of that acquisition, year-to-date revenues increased by $4.2 million. A 2.1% increase in advertising revenues was partially offset by a 4.7% decrease in circulation revenues. Combined distribution, commercial printing and other revenues were flat on a year-to-date basis. Revenues of the free dailies grew by 58.0% in the first nine months of 2007 compared with the same period in 2006.
Year-to-date operating income increased by $5.2 million (3.6%) to $149.3 million, compared with $144.1 million in the same period of 2006. The impact of the acquisition of Osprey Media ($9.3 million) was partially offset by investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton, one-time costs related to the labour dispute at Le Journal de Montréal, the impact of the labour dispute at Le Journal de Québec, and variances in the charge for Quebecor Media’s stock option plan. Excluding these items, operating income totalled $154.9 million in the first nine months of 2007, compared with $147.6 million in the same period of the previous year. The $7.3 million (5.0%) increase was largely due to the impact of restructuring initiatives, the 65.1% decrease in the operating losses of the free dailies, on a comparable basis, and operating income increases at the dailies in the Western Group (14.8%) and The London Free Press (8.2%).
Cash flows from the Newspapers segment’s operations were $42.3 million in the third quarter of 2007, compared with $20.1 million in the same period of 2006 (see Table 7). The $22.2 million increase mainly reflects the $13.3 million increase in operating income and an $8.9 million decrease in additions to property, plant and equipment due to larger instalment payments under contracts to acquire six new presses in the third quarter of 2006. On a year-to-date basis, cash flows from segment operations were $101.6 million, compared with $43.7 million in the same period of 2006, a $57.9 million increase due mainly to a $52.7 million decrease in additions to property, plant and equipment.
Table 7: Newspapers segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$60.1	$46.8	$149.3	$144.1
Additions to property, plant and equipment	(17.8)	(26.7)	(47.7)	(100.4)

Cash flows from segment operations	$42.3	$20.1	$101.6	$43.7

On October 11, 2007, Quebecor Media acquired a building from Quebecor World Inc. (“Quebecor World”) for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long-term operating lease with Quebecor Media to rent part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to

Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.
In August 2007, Quebecor Media acquired all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities). Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers, together with shopping guides, magazines and other publications. Osprey Media’s daily newspapers have a combined circulation of 340,000 per day and more than 2.0 million per week. Osprey Media’s leading dailies include The Kingston Whig-Standard, The Sudbury Star and The Peterborough Examiner, all published in Ontario. The acquisition of Osprey Media will enable Sun Media Corporation to more effectively address the challenges faced by the newspaper industry in the fast-changing media universe. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest newspaper publisher in Canada.
Restructuring initiatives will be implemented in the Newspapers segment following the acquisition of Osprey Media. Goodwill May be affected by these initiatives.
According to the latest NADbank survey for the one-year period ended June 30, 2007, Le Journal de Montréal remains the newspaper with the largest readership in the greater Montréal area, seven days a week. Le Journal de Montréal has 1,182,000 readers per week in the Montréal area, 385,100 or 48.3% more than its closest rival. It is the largest gap between the two newspapers since NADbank began conducting annual surveys in 1993.
Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. The outcome of this dispute cannot be foreseen at this time. A new collective bargaining agreement was signed with the newspaper’s unionized sales department employees on April 2, 2007. To date, there has been no interruption in the publication of Le Journal de Québec and Sun Media Corporation intends to keep measures in place to continue offering a high-calibre product.
Broadcasting segment
The Broadcasting segment recorded revenues of $91.6 million in the third quarter of 2007, compared with $79.0 million in the same quarter of 2006, an increase of $12.6 million (15.9%). Revenues from broadcasting operations increased by $7.4 million, primarily as a result of higher advertising revenues at the TVA Network, as well as higher subscription and advertising revenues at the specialty channels (Mystère, argent, Prise 2, LCN, menTV and Mystery), higher revenues at Shopping TVA, and an increase in revenues from commercial production. Third quarter 2007 revenues from distribution operations increased by $1.5 million, mainly because of higher revenues from video releases, and revenues from publishing operations increased by $2.0 million, mainly because of the impact of the November 2006 acquisition of the interest in publications TV Hebdo and TV 7 Jours that Quebecor Media did not already hold and an increase in advertising revenues.

The Broadcasting segment recorded operating income of $11.8 million in the third quarter of 2007, compared with $4.8 million in the same quarter of 2006, a $7.0 million (145.8%) increase. Operating income from broadcasting operations increased by $3.9 million in the third quarter of 2007, essentially because of the reversal of current CRTC Part II licence fee accruals in the amount of $3.2 million following the notice issued on October 1, 2007. The impact of higher advertising revenues at the over-the-air stations and the specialty channels was offset by increases in some operating costs, including content costs at the TVA Network. Operating income from distribution operations increased by $1.0 million in the third quarter of 2007, mainly because of higher revenues from video releases. Operating income from publishing operations increased by $1.6 million compared with the third quarter of 2006, mainly because of the impact of the revenue increases and reductions in some operating expenses, including printing costs.
The Broadcasting segment’s year-to-date revenues were $291.4 million compared with $273.4 million during the same period of 2006, an $18.0 million (6.6%) increase. Revenues from broadcasting operations grew by $9.0 million, essentially due to the same factors as those noted above in the discussion of the third quarter 2007 results. Revenues from distribution operations increased by $4.2 million due to nine theatrical releases in the first nine months of 2007, including the successful film Because I Said So, compared with only five in the same period of 2006, as well as increased revenues from video releases. Year-to-date revenues from publishing operations increased by $2.2 million. The impact of the acquisition of the interest in TV Hebdo and TV 7 Jours was partially offset by a decrease in revenues from newsstand sales.
In the first nine months of 2007, the Broadcasting segment generated operating income of $36.6 million, compared with $23.2 million in the same period of 2006, a $13.4 million (57.8%) increase. Operating income from broadcasting operations increased by $6.7 million, mainly as a result of the impact of higher revenues at the specialty channels and SUN TV, combined with the reversal of current CRTC Part II licence fee accruals in the amount of $3.2 million following the notice issued on October 1, 2007. Year-to-date operating income from distribution operations grew by $1.0 million, mainly as a result of the increase in revenues from video releases. Operating income from publishing operations increased by $5.2 million, essentially due to the same factors as those noted above in the discussion of the third quarter results.
Cash flows from the Broadcasting segment’s operations increased by $6.1 million from $3.0 million in the third quarter of 2006 to $9.1 million in the third quarter of 2007 (see Table 8), mainly because of the $7.0 million improvement in operating income. This was partially offset by a $1.6 million increase in additions to property, plant and equipment, due primarily to investment in buildings. In the first nine months of 2007, cash flows from segment operations totalled $27.6 million compared with $18.1 million in the same period of 2006, a $9.5 million increase. The $13.4 million increase in operating income was partially offset by a $4.3 million increase in additions to property, plant and equipment, primarily due to building improvements and certain data processing projects.
Table 8: Broadcasting segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$11.8	$4.8	$36.6	$23.2
Additions to property, plant and equipment	(3.4)	(1.8)	(9.7)	(5.4)
Proceeds from disposal of assets	0.7	—	0.7	0.3

Cash flows from segment operations	$9.1	$3.0	$27.6	$18.1

On July 5, 2007, the CRTC announced a review of the regulatory framework for broadcasting distribution undertakings (“BDUs”) and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). In this review, the CRTC will study the possibility of limiting regulation of BDUs and discretionary programming services to a bare minimum, while continuing to respect the provisions of the Broadcasting Act, and of placing greater reliance on market forces where possible. It is not possible to predict with confidence the nature of any changes that may result from this review of the regulatory framework. Amendments to regulations and policies governing broadcasting, discretionary programming and distribution services, the introduction of new rules or policies, or changes to licence terms could have a material impact on the segment’s business, financial position and operating results.
Leisure and Entertainment segment
The Leisure and Entertainment segment’s revenues totalled $79.6 million in the third quarter of 2007, compared with $73.2 million in the same quarter of 2006. The $6.4 million (8.7%) increase was due to an 11.9% increase in the revenues of Quebecor Media Book Group Inc. (“Quebecor Media Book Group”) and a 3.7% increase in the revenues of Archambault Group Inc. (“Archambault Group”).
The 11.9% growth in the revenues of Quebecor Media Book Group in the third quarter of 2007 was mainly due to increased revenues from distribution and from textbook sales. The French translation of the international bestseller The Secret by Rhonda Byrne, distributed by Messageries A.D.P. Inc. (“Messageries A.D.P.”), was immensely successful, with sales of more than 106,000 copies in the third quarter of 2007.
Archambault Group’s retail sales decreased by 1.3% in the third quarter of 2007. Lower sales at Camelot Info stores, following the closure of two locations, were partially offset by a slight increase in sales at Archambault stores. Archambault Group’s distribution revenues grew by 12.5%, mainly because of releases of several albums distributed by Select in the third quarter of 2007. Production revenues decreased by 30.0% because of an unfavourable variance in the sales of European subsidiary Groupe Archambault France S.A.S., caused by delays in album releases in 2007, partially offset by increased revenues at Musicor.
The Leisure and Entertainment segment recorded operating income of $9.1 million in the third quarter of 2007, compared with $8.8 million in the same quarter of 2006. The $0.3 million (3.4%) rise was essentially due to increased operating income from all of Archambault Group’s operations, partially offset by decreased operating income at Quebecor Media Book Group due primarily to increases in some operating costs.
On a year-to-date basis, the Leisure and Entertainment segment’s revenues totalled $226.4 million compared with $210.7 million in the same period of 2006, an increase of $15.7 million (7.5%) due to revenue growth of 13.1% at Quebecor Media Book Group and 3.5% at Archambault Group, primarily because of the strong performance of CEC Publishing Inc. (“CEC Publishing”) and higher retail sales at Archambault Group. The Leisure and Entertainment segment’s operating income increased by $7.4 million (79.6%) to $16.7 million compared with $9.3 million in the same period of 2006, mainly because of the impact of the revenue increases, the favourable variances due to inventory adjustments at Quebecor Media Book Group publishing houses, and decreases in some operating costs.
Cash flows from the Leisure and Entertainment segment’s operations were $8.1 million in the third quarter of 2007 compared with $7.9 million in the same period of 2006, a favourable variance of $0.2 million (see Table 9). For the first nine months of 2007, cash flows from segment operations totalled $15.4 million compared with $7.1 million in the same period of 2006, an $8.3 million increase due primarily to the increase in operating income.
Table 9: Leisure and Entertainment segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$9.1	$8.8	$16.7	$9.3
Additions to property, plant and equipment	(1.0)	(1.0)	(1.4)	(2.3)
Proceeds from disposal of assets	—	0.1	0.1	0.1

Cash flows from segment operations	$8.1	$7.9	$15.4	$7.1

Interactive Technologies and Communications segment
The Interactive Technologies and Communications segment recorded revenues of $19.0 million in the third quarter of 2007 compared with $17.2 million in the same quarter of 2006. The $1.8 million (10.5%) increase mainly reflects the recruitment of new customers, partially offset by lower revenues in the United States due to lower volume from a major customer.
The segment’s operating income increased by $0.2 million (16.7%) to $1.4 million in the third quarter of 2007 compared with $1.2 million in the same quarter of 2006. Favourable variances in some operating costs, including a decrease in charges related to the Nurun Inc. (“Nurun”) stock option plan, were partially offset by the impact of decreased volume from a major customer in the United States.
On a year-to-date basis, revenues of the Interactive Technologies and Communications segment were $61.9 million compared with $53.9 million in the same period of 2006. The $8.0 million (14.8%) increase was due to the recruitment of new customers, the positive impact of the acquisition of Crazy Labs Web

Solutions S.L. (“Crazy Labs”) in July 2006, and the favourable impact of exchange rate fluctuations. These positive factors were partially offset by the impact of decreased volume from a major customer in the United States.
The segment’s year-to-date operating income decreased by $1.4 million (-33.3%) to $2.8 million compared with $4.2 million in the same period of 2006. Lower volume from a major customer in the United States, combined with an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC (“Ant Farm Interactive”), outweighed the favourable impact of the revenue increase.
In the third quarter of 2007, cash flows from the Interactive Technologies and Communications segment’s operations were $0.3 million compared with $0.8 million in the same period of 2006, an unfavourable variance of $0.5 million (see Table 10). For the first nine months of 2007, cash flows from segment operations were $0.2 million, compared with $3.3 million in the same period of 2006, an unfavourable variance of $3.1 million due primarily to the decrease in operating income and an increase in additions to property, plant and equipment caused in part by higher investment in certain computer projects and leasehold improvements.
Table 10: Interactive Technologies and Communications segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$1.4	$1.2	$2.8	$4.2
Additions to property, plant and equipment	(1.1)	(0.4)	(2.6)	(0.9)

Cash flows from segment operations	$0.3	$0.8	$0.2	$3.3

Internet/Portals segment
Revenues of the Internet/Portals segment totalled $11.5 million in the third quarter of 2007, an increase of $1.9 million (19.8%) from $9.6 million in the same quarter of 2006. At the special-interest portals, revenues increased by 28.9% due primarily to revenue growth at jobboom.com, reseaucontact.com and micasa.ca. At the general-interest portals, revenues grew by 7.8% compared with the third quarter of 2006 due to increased advertising revenues and an increase in technical support to customers following website creation.
Operating income amounted to $1.0 million in the third quarter of 2007 compared with $2.7 million in the same quarter of 2006, a $1.7 million (-63.0%) decrease. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.

On a year-to-date basis, the Internet/Portals segment’s revenues totalled $34.6 million, compared with $30.0 million in the same period of 2006, a $4.6 million (15.3%) increase. Revenues grew by 21.3% and 8.0% at the special-interest and general-interest portals respectively in the first nine months of 2007 compared with the same period of the previous year. Year-to-date operating income was $4.1 million compared with $8.6 million in the same period of 2006. The $4.5 million (-52.3%) decrease was mainly due to the same factors as those noted above in the discussion of third quarter 2007 results.
In the third quarter of 2007, cash flows from the Internet/Portals segment’s operations were $0.3 million compared with $2.1 million in the same period of 2006, an unfavourable variance of $1.8 million (see Table 11). For the first nine months of 2007, cash flows from segment operations were $1.0 million compared with $7.4 million in the same period of 2006, an unfavourable variance of $6.4 million. The quarterly and year-to-date decreases were due to lower operating income and an increase in additions to property, plant and equipment, caused primarily by investments made in connection with new site launches and certain computer projects.
Table 11: Internet/Portals segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30

	2007	2006	2007	2006

Operating income	$1.0	$2.7	$4.1	$8.6
Additions to property, plant and equipment	(0.7)	(0.6)	(3.1)	(1.2)

Cash flows from segment operations	$0.3	$2.1	$1.0	$7.4

The jobboom.com specialty site passed the 2-million member mark in Canada. Membership has grown by an average of 250,000 per year since 2003.
In the third quarter of 2007, canoe.ca acquired Petitmonde.com, becoming Québec’s largest site for parents and professionals working with children.

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Continuing operating activities provided cash flows totalling $202.8 million in the third quarter of 2007, compared with $152.1 million in the same quarter of 2006. The $50.7 million improvement was mainly due to the $58.4 million increase in operating income.
On a year-to-date basis, cash flows from continuing operating activities totalled $465.5 million, compared with $128.8 million in the same period of 2006. The $336.7 million improvement was mainly due to the payment of $197.3 million in accrued interest on Senior Discount Notes in the first nine months of 2006 as part of the refinancing carried out in January 2006, as well as the $115.4 million increase in operating income and the $28.6 million favourable variance in non-cash balances related to operations.
Financing Activities
In the first nine months of 2007, Quebecor Media’s consolidated debt (excluding the Additional Amount payable to The Carlyle Group for the beginning-of-period debt balance) increased by $218.6 million.
On August 8, 2007, Quebecor Media drew $415.9 million on a new Senior Bridge Facility entered into in order to finance the acquisition of Osprey Media. As part of the acquisition, Quebecor Media also assumed Osprey Media’s $165.6 million debt. On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total of $127.2 million.
The increase in debt related to the acquisition of Osprey Media and repayment of the Additional Amount payable was partially offset by the favourable impact of the exchange rate, estimated at $355.2 million, and the $65.5 million favourable impact of the adoption of new accounting standards on financial instruments and hedge accounting (see “Changes in Accounting Policies” below). The decrease in debt related to changes in the exchange rate is however generally offset by an increase in the value of the cross-currency swap agreements entered under “Derivative financial instruments.” The value of liabilities related to derivative financial instruments increased from $231.3 million as of December 31, 2006, or $320.2 million following the adoption on January 1, 2007 of new accounting standards for financial instruments and hedge accounting, to $666.6 million as of September 30, 2007. Funds generated by operations also made it possible to reduce drawings on the revolving bank credit facilities of Videotron and TVA Group Inc. (“TVA Group”) by $18.5 million and $26.0 million respectively. Quebecor Media and Sun Media Corporation made mandatory debt repayments totalling $19.4 million.
The Senior Bridge Facility of up to $500.0 million used to finance the acquisition of Osprey Media bore interest at banker’s acceptance rate or prime rate, plus an applicable premium in each case, and was junior to any secured debt of Quebecor Media. The advances drawn on the Facility were repaid in full on October 9, 2007, following the issuance of Senior Notes in aggregate principal amount of US$700.0 million (see below), and the new Senior Bridge Facility was cancelled on that date.

The Osprey Media debt assumed at the time of the acquisition included a $65.0 million rotating credit facility and a $133.3 million term loan maturing in January 2011. On September 28, 2007 Osprey Media, Osprey Income Fund and 4411986 Canada Inc., as borrowers, entered into a Fourth Amended and Restated Credit Agreement providing for a $133.3 million term facility and a $65.0 million revolving credit facility. The credit facilities bear interest at banker’s acceptance rate plus an applicable premium, based on predetermined financial ratios, and contain provisions concerning, among other things, financial ratios and restrictions on the declaration and payment of distributions. The credit facilities are secured by the assets of Osprey Media and its subsidiaries. As of September 30, 2007, $27.0 million was drawn on the $65.0 million bank credit facility.
On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of Senior Notes. The Senior Notes were sold at a price equivalent to 93.75% of face value, bear 7 3/4% interest (an effective rate of 8.81%) and mature on March 15, 2016. Quebecor Media used the net proceeds of US$672.9 million (including accrued interest of $16.6 million) from the placement, as well as its cash and cash equivalents, to repay $420.0 million drawn on the Senior Bridge Facility entered into to finance the acquisition of Osprey Media, to repay US$179.7 million drawn on Sun Media Corporation’s term loan “B”, and to settle the $106.0 million liability related to derivative financial instruments connected to the term loan “B.” The new Senior Notes were offered on a private placement basis in the United States. Quebecor Media undertook to exchange these Notes in the coming months for notes registered with the U.S. Securities Exchange Commission.
Investing Activities
Additions to property, plant and equipment amounted to $102.7 million in the third quarter of 2007, a decrease of $2.7 million from $105.4 million in the same quarter of 2006 due primarily to substantial instalment payments made in the third quarter of 2006 under contracts to acquire six new presses, which will be used to print some of Quebecor Media’s newspapers and other products.
Business acquisitions (including buyouts of minority interest) increased from $3.0 million in the third quarter of 2006 to $430.7 million in the same quarter of 2007. The substantial increase was mainly due to the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities).
On a year-to-date basis, additions to property, plant and equipment totalled $300.4 million compared with $327.3 million in the same period of 2006, a $26.9 million decrease. The instalment payments described in the discussion of the quarterly results above were also higher in the first nine months of 2006 than in the same period of 2007. This favourable variance was partially offset by increased investments in network capacity and modernization in the first nine months of 2007 by the Cable segment.
Year-to-date business acquisitions (including buyouts of minority interest) increased by from $9.3 million in 2006 to $436.5 million in 2007, mainly because of the acquisition of Osprey Media in the third quarter of 2007.

Financial Position
As of September 30, 2007, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $5.6 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $501.7 million available, for total available liquid assets of $507.3 million.
At September 30, 2007, consolidated debt totalled $3.04 billion, compared with $2.82 billion at December 31, 2006, excluding the Additional Amount payable, a $218.6 million increase (see discussion above under “Financing Activities”). Consolidated debt included Videotron’s $949.9 million debt ($1.04 billion at December 31, 2006), Sun Media Corporation’s $396.9 million debt ($486.7 million at December 31, 2006), Osprey Media’s $160.3 million debt (company acquired in August 2007), TVA Group’s $72.3 million debt ($96.5 million at December 31, 2006), and Quebecor Media’s corporate debt of $1.46 billion ($1.20 billion at December 31, 2006).
On August 6 and September 17, 2007, the Board of Directors of Quebecor Media declared dividends in the amount of $11.25 million, for a total of $22.5 million, which were paid on August 7 and September 18, 2007 respectively. On November 6, 2007, Quebecor Media declared a dividend of $65.0 million on its Common Shares, bringing the cumulative dividend paid in 2007 to $110.0 million.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payment, debt repayment, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries, and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of September 30, 2007, the Company was in compliance with all required financial ratios.
Contractual Obligations
At September 30, 2007, material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 12 below shows a summary of contractual obligations.

Table 12
Contractual obligations as of September 30, 2007
(in millions of dollars)

		Under			5 yrs
	Total	1 yr	1 3 yrs	3 5 yrs	or more

Long-term debt	$3,097.0	$26.3	$531.1	$213.9	$2,325.7
Interest payments	1,704.7	250.8	473.6	435.0	545.3
Operating leases	159.5	48.7	58.2	30.6	22.0
Capital asset purchases and other commitments	158.8	88.7	66.2	3.9	—
Derivative financial instruments	560.4	1.8	93.9	1.2	463.5

Total contractual obligations	$5,680.4	$416.3	$1,223.0	$684.6	$3,356.5

Financial Instruments
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. The Company and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at September 30, 2007, Quebecor Media was using derivative financial instruments to reduce its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 13).

Table 13: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of dollars)

			September 30, 2007

	Notional		Fair value
	value		asset (liability)

Derivative financial instruments
Interest rate swap agreements	CA$	75.0	$—
Foreign exchange forward contracts
- In US$	US$	67.2	(7.0)
- In €		€13.0	(0.4)
- In CHF	CHF	10.6	(0.2)
Cross-currency interest rate swap agreements	US$	2,079.4	(658.2)

In the third quarter of 2007, Quebecor Media recorded a $14.9 million loss on derivative financial instruments for which hedge accounting is not used (a $2.7 million gain in the same quarter of 2006). A foreign-exchange gain of $12.8 million ($1.8 million in the third quarter of 2006) was recognized in connection with the financial instruments hedged by these derivatives. In the third quarter of 2007, Quebecor Media recorded a $6.9 million gain on the ineffective portion of fair value hedging relationships. Finally, a $5.9 million loss was recorded under other comprehensive income in the third quarter of 2007 in relation to cash flow hedging relationships.
In the first nine months of 2007, Quebecor Media recorded a $43.4 million loss on derivative financial instruments for which hedge accounting is not used ($13.7 million loss in the same period of 2006). A foreign-exchange gain of $28.8 million ($9.5 million in the first nine months of 2006) was recognized in connection with the financial instruments hedged by the derivatives. During the first nine months of 2007, Quebecor Media recorded a $10.1 million gain on the ineffective portion of fair value hedging relationships. Finally, a $0.5 million loss was recorded under other comprehensive income in the first nine months of 2007 in relation to cash flow hedging relationships.
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the third quarter of 2007, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the third quarter of 2006. For the first nine months of 2007, Quebecor Media received a total of $2.25 million in management fees from Quebecor, the same amount as for the first nine months of 2006.
In the third quarter of 2007, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements Inc. (“CDP Capital”), the same amounts as for the third quarter of 2006. For the first nine months of 2007, Quebecor Media paid management fees of $0.5 million and $0.4 million respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first nine months of 2006.
Lease Arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the third quarter of 2007, the aggregate rent expense paid to Quebecor and other related parties was $0.5 million, compared with $0.9 million for the same period of 2006. During the first nine months of 2007, the aggregate rent expense paid to Quebecor and other related parties was $1.9 million, compared with $2.8 million for the same period of 2006.
Commercial Printing and Other Services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World, (which is also a subsidiary of Quebecor), and other affiliated companies. The aggregate purchases from Quebecor World and the affiliated companies were $16.5 million in the third quarter of 2007 ($17.6 million in the third quarter of 2006), while such purchases amounted to an aggregate of $44.9 million for the first nine months of 2007 ($56.1 million in the first nine months of 2006). The total revenues from Quebecor World and the affiliated companies were $5.3 million in the third quarter of 2007 ($5.0 million in the third quarter of 2006), while such revenues amounted to an aggregate of $13.3 million for the first nine months of 2007 ($13.8 million in the first nine months of 2006). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
During the third quarter of 2007, Nurun, Interactive Technologies and Communications segment, received interest of $0.2 million ($0.2 million for the same period of 2006) from Quebecor. During the first nine months of 2007, Nurun received interest of $0.7 million ($0.7 million for the same period of 2006). As at September 30, 2007, cash and cash equivalents totalling $18.9 million ($20.4 million as at September 30, 2006) have been invested by Nurun on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%
On October 11, 2007, Quebecor Media acquired a building from Quebecor World, for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long-term operating lease with Quebecor Media to rent part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.
Long-Term Debt Composition and Maturities
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 6.02 years as of September 30, 2007 (6.38 years pro-forma the refinancing of October 5, 2007). The debt comprises approximately 42,3 % fixed-rate debt (61.3 % pro-forma the refinancing of October 5, 2007) and 57,7 % floating-rate debt (38.7 % pro-forma the refinancing of October 5, 2007).
As of September 30, 2007, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:

Twelve month period ending September 30

2008	$26.3
2009	245.0
2010	286.1
2011	202.7
2012	11.7
2013 and thereafter	$2,325.7
Changes in Accounting Policies
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
Comprehensive income
Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.
Financial instruments
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.
Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules required that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in the liability related to derivative financial instruments of $88.9 million

•	Decrease in long-term debt of $65.5 million

•	Decrease in future income tax liabilities of $18.0 million

•	Increase in deficit of $14.3 million

•	Increase in accumulated other comprehensive loss of $35.5 million
The adoption of the new standards resulted in a decrease of $0.6 million and $2.0 million in net income, respectively, during the three-month and nine-month periods ended September 30, 2007.
Goodwill and Broadcasting Licences
During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licences from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill and broadcasting licences on April 1, 2007 and concluded that these assets were not impaired.
Recent Accounting Developments in the United States
In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN48 did not have a material impact on the Company’s discussion of the principal differences between Canadian and U.S. GAAP, presented in note 14 to the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences May be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We advise you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in the Annual Report on Form 20F/A, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we May file or furnish with the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

REVENUES

Cable	$330.7	$394.6	$946.6	$1,125.3
Newspapers	220.9	259.5	681.5	721.6
Broadcasting	79.0	91.6	273.4	291.4
Leisure and Entertainment	73.2	79.6	210.7	226.4
Interactive Technologies and Communications	17.2	19.0	53.9	61.9
Internet/Portals	9.6	11.5	30.0	34.6
Head office and inter-segment	(12.0)	(21.2)	(41.7)	(60.2)

	718.6	834.6	2,154.4	2,401.0

Cost of sales and selling and administrative expenses	523.4	581.0	1,593.1	1,724.3
Amortization	64.3	72.7	192.4	214.5
Financial expenses (note 3)	52.7	55.0	167.0	167.8
Reserve for restructuring of operations and other special charges (note 4)	1.7	3.0	9.4	15.1
Loss on debt refinancing	10.5	—	342.1	—
Other	0.5	—	(1.0)	(0.4)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	65.5	122.9	(148.6)	279.7
Income taxes:
Current	1.5	3.4	4.1	(2.7)
Future	16.1	32.1	(86.4)	61.9

	17.6	35.5	(82.3)	59.2

	47.9	87.4	(66.3)	220.5
Non-controlling interest	(1.3)	(2.6)	(7.2)	(11.0)

INCOME (LOSS) FROM CONTINUING OPERATIONS	46.6	84.8	(73.5)	209.5
Income from discontinued operations (note 7)	—	—	0.9	5.2

NET INCOME (LOSS)	$46.6	$84.8	$(72.6)	$214.7

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$133.0	$172.3	$372.7	$467.0
Newspapers	46.8	60.1	144.1	149.3
Broadcasting	4.8	11.8	23.2	36.6
Leisure and Entertainment	8.8	9.1	9.3	16.7
Interactive Technologies and Communications	1.2	1.4	4.2	2.8
Internet/Portals	2.7	1.0	8.6	4.1
General corporate (expenses) revenue	(2.1)	(2.1)	(0.8)	0.2

	$195.2	$253.6	$561.3	$676.7

Amortization
Cable	$49.3	$54.9	$146.3	$163.8
Newspapers	9.4	11.5	27.3	31.1
Broadcasting	3.3	3.2	10.5	9.8
Leisure and Entertainment	1.5	1.9	5.5	6.0
Interactive Technologies and Communications	0.4	0.7	1.2	2.2
Internet/Portals	0.2	0.4	0.6	1.1
Head Office	0.2	0.1	1.0	0.5

	$64.3	$72.7	$192.4	$214.5

Additions to property, plant and equipment
Cable	$74.9	$78.7	$216.8	$235.8
Newspapers	26.7	17.8	100.4	47.7
Broadcasting	1.8	3.4	5.4	9.7
Leisure and Entertainment	1.0	1.0	2.3	1.4
Interactive Technologies and Communications	0.4	1.1	0.9	2.6
Internet/Portals	0.6	0.7	1.2	3.1
Head Office	—	—	0.3	0.1

	$105.4	$102.7	$327.3	$300.4

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

Net income (loss)	$46.6	$84.8	$(72.6)	$214.7

Other comprehensive income, net of income taxes
Unrealized (loss) gain on translation of net investments in foreign operations	0.2	(0.6)	0.2	(2.0)
Unrealized loss on derivative instruments, including income tax credits of $8.9 million and $18.2 million in the three-month and nine-month periods ended September 30, 2007, respectively	—	3.0	—	17.7

	0.2	2.4	0.2	15.7

COMPREHENSIVE INCOME (LOSS)	$46.8	$87.2	$(72.4)	$230.4

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)
(unaudited)

				Accumulated
				other	Total
		Contributed		comprehensive	shareholders’
	Capital Stock	surplus	Deficit	loss (note 13)	equity

Balance as at December 31, 2005	$1,773.7	$3,216.8	$(2,538.1)	$(2.3)	$2,450.1
Net loss	—	—	(72.6)	—	(72.6)
Dividends	—	—	(10.0)	—	(10.0)
Reduction in paid-up capital	(21.3)		—	—	(21.3)
Other comprehensive income, net of income taxes	—	—	—	0.2	0.2

Balance as at September 30, 2006	1,752.4	3,216.8	(2,620.7)	(2.1)	2,346.4
Net loss	—	—	(97.1)	—	(97.1)
Dividends	—	—	(13.7)	—	(13.7)
Purchase of tax credits from a company under commun control	—	0.4	—	—	0.4
Other comprehensive income, net of income taxes	—	—	—	1.0	1.0

Balance as at December 31, 2006	1,752.4	3,217.2	(2,731.5)	(1.1)	2,237.0
Net income	—	—	214.7	—	214.7
Dividends	—	—	(45.0)	—	(45.0)
Cumulative effect of changes in accounting policies (note 2)	—	—	(14.3)	(35.5)	(49.8)
Other comprehensive income, net of income taxes	—	—	—	15.7	15.7

Balance as at September 30, 2007	$1,752.4	$3,217.2	$(2,576.1)	$(20.9)	$2,372.6

See accompanying notes to consolidated financial statements

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

Cash flows related to operations
Net income (loss) from continuing operations	$46.6	$84.8	$(73.5)	$209.5
Adjustments for:
Amortization of property, plant and equipment	62.5	68.7	186.0	205.8
Amortization of deferred charges and of other assets	1.8	4.0	6.4	8.7
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments	(4.5)	(5.4)	4.2	2.6
Loss on revaluation of the Additional Amount payable	5.8	—	2.4	5.2
Loss on debt refinancing	10.5	—	342.1	—
Repayment of accrued interest on Senior Discount Notes	(6.0)	—	(197.3)	—
Amortization of financing costs and long-term debt discount	1.0	1.0	6.3	3.0
Non-controlling interest	1.3	2.6	7.2	11.0
Future income taxes	16.1	32.1	(86.4)	61.9
Other	2.0	2.0	1.5	(0.7)

	137.1	189.8	198.9	507.0
Net change in non-cash balances related to operations	15.0	13.0	(70.1)	(41.5)

Cash flows provided by continuing operations	152.1	202.8	128.8	465.5
Cash flows provided by discontinued operations	—	—	0.9	1.4

Cash flows provided by operations	152.1	202.8	129.7	466.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 6)	(3.0)	(430.7)	(9.3)	(436.5)
Additions to property, plant and equipment	(105.4)	(102.7)	(327.3)	(300.4)
Proceeds from disposal of a business (note 7)	—	7.7	—	7.7
Net decrease in temporary investments	—	0.2	40.5	1.2
Proceeds from disposal of assets	7.8	0.8	8.5	3.6
Decrease in advance receivable from parent company	15.9	—	15.9	—
Acquisition of tax deductions from parent company	(16.1)	—	(16.1)	—
Other	(0.9)	—	(2.6)	(1.2)

Cash flows used in investing activities	(101.7)	(524.7)	(290.4)	(725.6)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	6.5	(6.0)	10.5	(15.8)
Issuance of long-term debt, net of financing fees	56.5	0.5	1,225.7	10.8
Net borrowings (repayments) under revolving and bridge bank facilities	(43.3)	524.3	123.4	500.2
Repayment of long-term debt and unwinding of hedging contracts	(38.4)	(9.0)	(1,172.9)	(19.4)
Repayment of the Additional Amount payable	—	(127.2)	—	(127.2)
Net decrease in prepayments under cross-currency swap agreements	—	—	21.6	—
Dividends and reduction of Common Shares paid-up capital	(11.3)	(22.5)	(91.3)	(45.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.0)	(3.3)	(2.9)
Other	—	(3.9)	(0.8)	(3.1)

Cash flows provided by (used in) financing activities	(31.3)	355.2	112.9	297.6

Net increase (decrease) in cash and cash equivalents	19.1	33.3	(47.8)	38.9
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.3)	(0.1)	(0.8)
Cash and cash equivalents at beginning of period	30.3	39.2	97.4	34.1

Cash and cash equivalents at end of period	$49.5	$72.2	$49.5	$72.2

Cash and cash equivalents consist of
Cash	$14.5	$27.4	$14.5	$27.4
Cash equivalents	35.0	44.8	35.0	44.8

	$49.5	$72.2	$49.5	$72.2

Cash interest payments	$66.3	$40.5	$398.7	$144.2
Cash income tax payments (net of refunds)	0.8	(1.6)	8.6	(2.5)

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	December 30	September 30
	2006	2007
	(audited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34.1	$72.2
Temporary investments	1.4	0.2
Accounts receivable	426.2	448.8
Income taxes	17.3	8.9
Amounts receivable from parent company and companies under common control	—	1.3
Inventories and investments in televisual products and movies (note 8)	158.7	171.8
Prepaid expenses	24.4	40.1
Future income taxes	65.9	144.0

	728.0	887.3

PROPERTY, PLANT AND EQUIPMENT	1,830.1	1,964.5
FUTURE INCOME TAXES	61.1	62.0
OTHER ASSETS (note 9)	243.6	271.6
GOODWILL (note 9)	3,721.1	4,178.9

	$6,583.9	$7,364.3

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$20.6	$4.9
Accounts payable and accrued charges	592.4	609.9
Deferred revenue	177.6	196.3
Income taxes	8.8	6.7
Amounts payable to parent company and companies under common control	11.9	—
Additional Amount payable (note 10)	122.0	—
Current portion of long-term debt (note 11)	23.1	26.3

	956.4	844.1

LONG-TERM DEBT (note 11)	2,773.0	3,004.1
DERIVATIVE FINANCIAL INSTRUMENTS	231.3	666.6
OTHER LIABILITIES	125.2	82.2
FUTURE INCOME TAXES	118.9	246.7
NON-CONTROLLING INTEREST	142.1	148.0

SHAREHOLDERS’ EQUITY
Capital stock (note 12)	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,731.5)	(2,576.1)
Accumulated other comprehensive loss (note 13)	(1.1)	(20.9)

	2,237.0	2,372.6
Guarantees (note 14)
Contingencies (note 15)
Subsequent events (note 16)

	$6,583.9	$7,364.3

See accompanying notes to consolidated financial statements.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of videocassettes, digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the latest annual consolidated financial statements of the Company have been used, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. These consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscription or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, fair value of long-lived assets, broadcasting licenses and goodwill for impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments. Actual results could differ from these estimates.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2007.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
(a)	Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)	Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.

(c)	Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)
(c)	Hedges (continued)

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in the liability related to derivative financial instruments of $88.9 million

•	Decrease in long-term debt of $65.5 million

•	Decrease in future income tax liabilities of $18.0 million

•	Increase in deficit of $14.3 million

•	Increase in accumulated other comprehensive loss of $35.5 million
The adoption of the new standards resulted in a decrease of $0.6 million and $2.0 million in net income, respectively, during the three-month and nine-month periods ended September 30, 2007.
3.	FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30		September 30

	2006	2007	2006	2007

Interest on long-term debt	$53.6	$59.4	$161.7	$164.3
Amortization of financing costs and long-term debt discount	1.0	1.0	6.3	3.0
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments [1,2]	(4.5)	(5.4)	4.2	2.6
Loss on revaluation of the Additional amount payable	5.8	—	2.4	5.2
Investment income	(0.1)	(0.5)	(0.8)	(1.5)
Other	(0.6)	1.7	(0.8)	(2.2)

	55.2	56.2	173.0	171.4

Interest capitalized to the cost of property, plant and equipment	(2.5)	(1.2)	(6.0)	(3.6)

	$52.7	$55.0	$167.0	$167.8

[1]	During the three-month and nine-month periods ended September 30, 2007, the Company recorded losses of $14.9 million and $43.4 million, respectively, on embedded derivatives not closely related to their host contract and derivative instruments for which hedge accounting is not used (a gain of $2.7 million and a loss of $13.7 million in 2006).

[2]	During the three-month and nine-month periods ended September 30, 2007, the Company recorded gains of $6.9 million and $10.1 million, respectively, for the ineffective portion of fair value hedges.

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES
(a)	Newspapers segment

In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation is outsourcing the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters’ positions at Le Journal de Montréal. During the three-month and nine-month periods ended September 30, 2007, special termination benefits of $2.4 million and $6.6 million, respectively, were recorded relating to the positions at The Toronto Sun and The Ottawa Sun.

In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content-management technologies, and streamlining the news-gathering process. During the three-month and nine-month periods ended September 30, 2007, the Newspapers segment recorded additional severance costs of $0.6 million and $2.3 million, respectively, relating to the elimination of editorial positions in operations across the organization.

Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. During the three-month and nine-month periods ended September 30, 2007, the Newspapers segment recorded a reversal of termination benefits charge of $0.5 million and a charge of $4.3 million, respectively, relating to these workforce reduction initiatives.

Continuity of reserve for restructuring

September 30,
2007

Balance as at December 31, 2006	$12.7
Workforce reduction initiatives	13.2
Payments	(8.8)

Balance as at September 30, 2007	$17.1

(b)	Other segments

During the three-month and nine-month periods ended September 30, 2007, other segments recorded restructuring costs and other special charges of $0.5 million and $1.9 million, respectively, mainly in the Broadcasting segment.
5.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Nine months ended
	September 30		September 30

	2006	2007	2006	2007

Pension plans:
Defined benefit plans	$6.9	$7.4	$18.8	$19.6
Defined contribution plans	2.8	3.1	8.1	8.8

	$9.7	$10.5	$26.9	$28.4

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

6.	BUSINESS ACQUISITIONS

During the three-month and nine-month periods ended September 30, 2007, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary. The Company is currently in the process of reviewing Osprey Media Income Fund’s operations and developing its plan of integration measures. No adjustments have been made for such measures. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

Acquisition of Osprey Media Income Fund

In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund for a total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs of $0.4 million). Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

The preliminary purchase price allocation is summarized as follows:

Assets acquired
Non-cash current operating assets	$39.7
Property, plant and equipment	54.2
Other assets [1]	90.2
Goodwill	443.7

627.8

Liabilities assumed
Non-cash current operating liabilities	(26.5)
Long term debt	(165.6)
Other liabilities	(4.1)
Future income taxes	(16.8)

(213.0)

Net assets acquired at fair value and cash consideration paid	$414.8

[1]	Other assets include mainly intangible assets relating to customer relationship and non-competition agreements with a preliminary fair value of $48.0 million and mastheads with a preliminary fair value of $41.0 million.
As part of this acquisition, the Company assumed the debt under Osprey Media Income Fund and Osprey Media LP’s credit facilities which were subsequently amended and restated on September 28, 2007. The credit facilities are comprised of revolving credit facility in the amount of $65.0 million and a term facility in the amount of $133.3 million maturing in January 2011. The credit facilities bear interest at Canadian prime rate or bankers’ acceptance rate plus an applicable margin determined by financial ratios and they contain covenants concerning, among other things, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media Income Fund and its subsidiaries.

Other business acquisitions

During the three-month and nine-month periods ended September 30, 2007, the Company acquired or increased its interest in several businesses, mainly in the Newspaper segment, for total considerations of $15.9 million and $21.7 million, respectively, resulting in preliminary goodwill of $13.5 million and $15.3 million.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.	DISCONTINUED OPERATIONS

On June 30, 2007, the Company completed the sale of Progisia Informatique, the information technology consulting division of Canoe Inc., Internet/Portals segment. The sale resulted in a gain on disposal of $4.0 million (net of income tax and non-controlling interest). The results of the disposed business were reclassified and disclosed in the consolidated statements of income as “Income from discontinued operations”.
8.	INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES

	December 31	September 30
	2006	2007

Raw materials and supplies	$42.0	$49.3
Work in progress	12.8	15.2
Finished goods	63.8	57.9
Investments in televisual products and movies	40.1	49.4

	$158.7	$171.8

9.	GOODWILL AND BROADCASTING LICENCES

During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licences from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill and broadcasting licenses on April 1, 2007 and concluded that these assets were not impaired.
10.	ADDITIONAL AMOUNT PAYABLE

On July 23, 2007, the Company exercised its rights to repay the Additional Amount payable in the amount of $127.2 million.
11.	LONG-TERM DEBT

Components of the long-term debt as at September 30, 2007 were as follows:

	December 31	September 30
	2006	2007

Long-term debt [1]	$2,796.1	$3,097.0
Change in fair value related to hedged interest rate risks	—	(47.3)
Adjustment related to embedded derivatives	—	10.8
Financing fees, net of amortization	—	(30.1)

	2,796.1	3,030.4
Less current portion	23.1	26.3

	$2,773.0	$3,004.1

[1]	Period-end exchange rates were used to translate debt issued in a foreign currency.
On August 8, 2007, the Company entered into a Senior Bridge Credit Facility of up to $500.0 million to finance the acquisition of Osprey Media Income Fund. This facility bore interest at banker’s acceptance rate or prime rate plus, in each case, an applicable premium and was junior to any secured debt of the Company. The Senior Bridge Credit Facility was terminated and the $420.0 million of advances under this facility were repaid in full on October 9, 2007 (see note 16).

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	CAPITAL STOCK
(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2006 and September 30, 2007	123,602,807	$1,752.4

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	CAPITAL STOCK (continued)
(c)	Stock-based option plans

The following table provides details of changes to outstanding options in the main stock-based option plans of the Company and its subsidiaries for the nine-month period ended September 30, 2007:

		Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media inc.

As at December 31, 2006	3,781,767	$21.38
Granted	3,095,000	44.14
Cancelled	(68,918)	22.62

As at September 30, 2007	6,807,849	$31.72

Vested options as at September 30, 2007	2,436,786	$18.23

TVA Group Inc.

As at December 31, 2006	489,695	$17.59
Granted	24,009	16.40
Cancelled	(67,877)	15.52

As at September 30, 2007	445,827	$17.85

Vested options as at September 30, 2007	84,082	$20.61

For the three-month and nine-month periods ended September 30, 2007, consolidated compensation expense related to all stock-based option plans was $10.1 million ($5.1 million in 2006) and $35.2 million ($10.9 million in 2006), respectively.

During the third quarter 2007, the stock option plan of the Company was amended in order to increase, until December 31, 2008, the total number of shares issuable under the plan from 6,185,714 to 8,034,000. On December 31, 2007, the number of shares issuable under the plan will automatically be re-established at a number of shares equal to 5% of the shares then issued and outstanding.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as at December 31, 2005	$(2.3)	$—	$(2.3)

Other comprehensive income, net of income taxes	0.2	—	0.2

Balance as at September 30, 2006	(2.1)	—	(2.1)

Other comprehensive income, net of income taxes	1.0	—	1.0

Balance as at December 31, 2006	(1.1)	—	(1.1)

Cumulative effect of changes in accounting policies (note 2)	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(2.0)	17.7	15.7

Balance as at September 30, 2007	$(3.1)	$(17.8)	$(20.9)

No significant amount is expected to be reclassified in income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 9-year period.
14.	GUARANTEES
In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:
Operating leases
The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of September 30, 2007, the maximum exposure with respect to these guarantees is approximately $20.0 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.
Business and asset disposals
In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

14.	GUARANTEES (continued)
Outsourcing companies and suppliers
In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.
15.	CONTINGENCIES
On March 13, 2002, legal action was initiated by the shareholders of a cable company against Videotron Ltd., Cable segment. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totalling $26.0 million. Videotron Ltd.’s management claims the suit is not justified and intends to vigorously defend its case in Court.
A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or its financial position.
16.	SUBSEQUENT EVENTS
On October 5, 2007, the Company issued US$700.0 million in aggregate principal amount of Senior Notes at a discount price of 93.75% for net proceeds of US$672.9 million, including accrued interest of $16.6 million. The new Senior Notes bear interest at 7.75% for an effective interest rate of 8.81% and will mature on March 15, 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividend and to make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at an exchange rate of 0.9990.
The proceeds from the new Senior Notes and cash on hand were used to (i) repay in full the $420.0 million of advances under the Company’s Senior Bridge Credit Facility and terminate this facility on October 9, 2007 (ii) to repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007 for a total cash consideration of $277.8 million.
On October 11, 2007, the Company acquired a property from Quebecor World Inc., a company under common control, for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property over a term of 17 years. The consideration for the two transactions was settled by the payment to Quebecor World Inc. of a net amount $43.9 million as of the date of the transactions and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013.

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S.) and additional disclosures required by U.S. GAAP and certain applicable SEC rules, pursuant to Item 18 of Form 20F. The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
Restatement of U.S. GAAP reconciliation note to financial statements relating to accounting for fair value hedge relationships
The following U.S. GAAP financial information from the consolidated statements of income and comprehensive loss for the three-month and nine-month periods ended September 30, 2006 and consolidated balance sheet as at December 31, 2006 have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with U.S. GAAP due to a misinterpretation of the applicable U.S. GAAP.
The following tables summarize the effects of the adjustments on previously reported U.S. GAAP information.
Consolidated statements of income and comprehensive income:

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006

Decrease in derivative instruments	$(2.3)	$(7.1)
Decrease in income tax expense	0.9	2.3

Net decrease of net income and comprehensive income	$(1.4)	$(4.8)

Consolidated balance sheet:

December 31, 2006

Increase in long term debt	$43.1
Decrease in future income tax liabilities	(9.1)
Increase in deficit	34.0

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(a) Consolidated statements of income

	Three months ended		Nine months ended
	September 30		September 30

	2006	2007	2006	2007
	(restated)		(restated)

Net income (loss) as reported in the consolidated statements of income as per Canadian GAAP	$46.6	$84.8	$(72.6)	$214.7
Adjustments:
Development, pre-operating and start-up costs (i)	(0.6)	0.5	(1.0)	1.6
Derivative instruments (ii)	4.7	11.6	73.6	0.8
Pension and postretirement benefits (iii)	0.2	0.5	0.5	1.3
Stock-based compensation (iv)	—	(3.3)	—	(5.3)
Income taxes (v), (vii)	(4.3)	(2.6)	(37.0)	(13.5)

	—	6.7	36.1	(15.1)

Net income (loss) as adjusted as per U.S. GAAP	$46.6	$91.5	$(36.5)	$199.6

(b) Consolidated statements of comprehensive income (loss)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2007	2006	2007
	(restated)		(restated)

Comprehensive income (loss) as per Canadian GAAP	$46.8	$87.2	$(72.4)	$230.4
Adjustments to net income (loss) as per (a) above	—	6.7	36.1	(15.1)
Adjustments to other comprehensive income:
Derivative instruments (ii)	(17.4)	(3.8)	119.5	8.9
Pension and postretirement benefits (iii)	2.0	1.3	6.1	3.9
Income taxes (v)	0.7	(0.7)	(55.7)	(3.4)

	(14.7)	(3.2)	69.9	9.4

Comprehensive income as per U.S. GAAP	$32.1	$90.7	$33.6	$224.7

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Consolidated statements of comprehensive income (loss) (continued)
The accumulated other comprehensive loss as at September 30, 2007 and December 31, 2006 is as follows:

	December 31	September 30
	2006	2007

Accumulated other comprehensive loss as per Canadian GAAP	$(1.1)	$(20.9)
Adjustments:
Derivative instruments (ii)	(44.4)	8.9
Pension and postretirement benefits (iii)	(52.3)	(48.4)
Income taxes (v)	25.8	13.4

	(70.9)	(26.1)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(72.0)	$(47.0)

(c)	Consolidated balance sheets:

	December 31, 2006		September 30, 2007
	Canada	United States	Canada	United States
		(restated)

Long-term future income tax assets	$61.1	$61.1	$62.0	$64.7
Goodwill	3,721.1	3,717.1	4,178.9	4,175.1
Other assets	243.6	197.1	271.6	271.7
Current liabilities	(956.4)	(945.9)	(844.1)	(852.0)
Long-term debt	(2,773.0)	(2,743.2)	(3,004.1)	(3,027.0)
Derivative financial instruments	(231.3)	(322.8)	(666.6)	(666.6)
Other liabilities	(125.2)	(148.1)	(82.2)	(131.4)
Future income tax liabilities	(118.9)	(81.0)	(246.7)	(209.9)
Non-controlling interest	(142.1)	(137.1)	(148.0)	(141.8)
Contributed surplus (vi) (vii)	(3,217.2)	(3,395.2)	(3,217.2)	(3,395.2)
Deficit	2,731.5	2,920.3	2,576.1	2,766.0
Accumulated other comprehensive loss	1.1	72.0	20.9	47.0

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

(ii)	Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities”.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in earnings under U.S. GAAP could differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(iii)	Under U.S. GAAP, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statement of income.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

On the adoption of SFAS 158, an adjustment of $27.3 million (net of income tax of $12.4 million and non-controlling interest of $14.5 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123R, Share-Based Payments (SFAS 123R) in 2006. In accordance with SFAS 123R, the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock options awards instead of the fair value.

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(v)	Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded adjustments to increase its opening deficit under U.S. GAAP by $0.3 million, to increase future income tax assets by $4.8 million, to decrease future income tax liabilities by $25.8 million, to increase other liabilities by $31.1 million and to decrease non-controlling interest by $0.2 million.

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vii)	In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 of which $4.2 million was recognized in income in 2007, and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

(viii)	The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2006 and 2007 would have no effect on cash provided by operations, cash provided by (used in) financing activities and cash used in investing activities.

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(d)	Additional disclosures required under U.S. GAAP
(1)	Allowance for doubtful accounts

Under U.S. GAAP, the allowance for doubtful accounts must be disclosed. The allowance for doubtful accounts, which is recorded as reduction of accounts receivable amounted to $21.5 million and $27.2 million as at December 31, 2006 and September 31, 2007, respectively.

(2)	Accounts payable and accrued liabilities

Under SEC requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Accrued interest expenses of $47.0 million and $48.6 million and employees’ salaries and dues of $116.2 million and $110.5 million as at December 31, 2006 and September 30, 2007, respectively, are included in accounts payable and accrued charges.

(3)	Accumulated amortization

Under U.S. GAAP, accumulated amortization of plant, property and equipment must be disclosed and amounted to $1,214.3 million and $1,399.1 million as at December 31, 2006 and September 30, 2007, respectively.

(4)	Statements of cash flows

The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by U.S. GAAP.

(5)	Statements of income

Under U.S. GAAP, cost of sales and other expenses must be disclosed separately in the statement of income. These costs are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

Cost of sales	$322.4	$356.7	$968.9	$1,043.5
General, selling and administrative expenses	201.0	224.3	624.2	680.8

	$523.4	$581.0	$1,593.1	$1,724.3

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(d)	Additional disclosures required under U.S. GAAP (continued)
(6)	Other comprehensive income

Under U.S. GAAP, income tax expense (recovery) allocated to each component of other comprehensive income must be disclosed. The income tax expense (recovery), net of non-controlling interest, is allocated as follow to components of the U.S. adjustments to other comprehensive income:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2007	2006	2007

Pension and post-retirement benefits	$(0.6)	$(0.4)	$(2.1)	$(1.3)
Derivative instruments	1.3	(0.3)	(53.6)	(2.1)

	$0.7	$(0.7)	$(55.7)	$(3.4)

(7)	Income taxes

The provision recorded for uncertain tax positions amounted to $34.9 million as of January 1, 2007. If reversed, an estimated $16.5 million of the provision would reduce intangible assets and the balance would be recorded in the statement of income. The provision for uncertain tax positions decreased by $3.8 million during the nine-month period ended September 30, 2007.

The Company does not expect that the change in the provision for uncertain tax positions will have a significant impact on the statement of income in the next 12 months.

The Company recognizes accrued interest and penalties related to uncertain tax positions as part of the income tax provision. As of January 1, 2007, the Company had recorded a liability of $2.4 million for interest and penalties and there were no material change during the nine-month period ended September 30, 2007.

Canadian federal and provincial tax returns are mainly closed through 2001. Years have been audited up to 2003 while years 2004 and 2005 are currently under audit by Canada Revenue Agency.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

23

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(d)	Additional disclosures required under U.S. GAAP (continued)
(8)	Business acquisition

Under U.S. GAAP, supplemental pro forma information on results of operations must be disclosed in the period a material business acquisition occurs. The pro forma information related to the acquisition of Osprey Media Income Fund on August 3, 2007 (see note 6) is as follows:

Pro forma information for the three-month period ended September 30, 2006

		Osprey Media
		Income Fund	Pro forma		Pro forma
	The Company	(i)	adjustments		information

Revenues	$718.6	$56.5	$—		$775.1

Net Income	46.6	11.5	(9.3	)(iii)	48.0
			(0.8	)(iv)

Pro forma information for the three-month period ended September 30, 2007

		Osprey Media
		Income Fund	Pro forma		Pro forma
	The Company	(i)	adjustments		information

Revenues	$834.6	$19.2	$—		$853.8

Net Income	91.5	(6.3)	(4.5	)(iii)	84.1
			3.4	(iv)

Pro forma information for the nine-month period ended September 30, 2006

		Osprey Media
		Income Fund	Pro forma		Pro forma
	The Company	(i)	adjustments		information

Revenues	$2,154.4	$170.6	$—		$2,325.0

Net Income	(36.5)	(44.2)	95.0	(ii)	(42.2)
			(27.8	)(iii)
			(28.7	)(iv)

24

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(d)	Additional disclosures required under U.S. GAAP (continued)
(8)	Business acquisition (continued)

Pro forma information for the nine-month period ended September 30, 2007

		Osprey Media
		Income Fund	Pro forma		Pro forma
	The Company	(i)	adjustments		information

Revenues	$2,401.0	$132.6	$—		$2,533.6

Net Income	199.6	(7.7)	(23.0	)(iii)	188.1
			19.2	(iv)

The pro forma financial information gives effect to the following transactions as if they had occurred on January 1, 2006 as well as the following assumptions and adjustments:
(i)	The historical statements of income for the three-month and nine-month periods ended September 30, 2006 and for the one-month and seven-month periods ended August 2, 2007 are derived from unaudited financial statements of Osprey Media Income Fund related to these periods.

(ii)	In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund for a total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs of $0.4 million). The pro forma adjustments are based on the preliminary purchase price allocation (see note 6). The goodwill write-down of $95.0 million recognized by Osprey Media Income Fund during the nine-month period ended September 30, 2006 was reversed in order to reflect the new calculation of goodwill as per the preliminary purchase price allocation.

(iii)	As described in note 15, a portion of the proceeds from the new senior notes issued on October 5, 2007 were used to repay in full the $420.0 million of advances under the Company’s Senior Bridge Credit Facility initially used to finance the acquisition of Osprey Media Income Fund and to terminate this facility on October 9, 2007. Pro forma adjustments were recorded as if the portion of the proceeds from the new Senior Notes was issued on January 1, 2006. Accordingly, financial expenses was increased by $9.3 million and $4.5 million for the three-month periods ended September 30, 2006 and 2007, respectively and by $27.8 million and $23.0 million for the nine-month periods ended September 30, 2006 and 2007.

25

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

17.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(d)	Additional disclosures required under U.S. GAAP (continued)
(8)	Business acquisition (continued)
(iv)	On January 3, 2006, Osprey Media Income Fund completed the reorganization of its subsidiaries and its operations were no longer subject to income taxes as at that date according to legislation for income trust applicable at that time. However, new taxation legislation for income trusts became enacted in 2007 under which Osprey Media Income Fund would be subject to tax beginning in 2011. In addition, as a result of the acquisition by the Company, the underlying operations of Osprey Media are now subject to income taxes as part of the Company corporate income as of the date of acquisition.

Consequently, the elimination of the $31.0 million net future income tax liability balance recorded by Osprey Media Income Fund during the nine-month period ended September 30, 2006 as part of the reorganization of its subsidiaries was reversed and the income tax charge of $14.2 million recorded by Osprey Media Income Fund during the seven-month period ended August 2, 2007 to reflect the new taxation legislation was also reversed.

Increases of income taxes of $3.7 million and of $6.3 million were recorded on Osprey Media Income Fund income, respectively, during the three-month and nine-month periods ended September 30, 2006 to reflect Osprey Media Income Fund as a taxable entity. During the one-month and seven-month periods ended August 2, 2007, a decrease of income taxes of $2.0 million and an increase of income taxes of $2.1 million were recorded, respectively.

Finally, further adjustments represent the tax impact related to the pro forma adjustments in (ii) and resulted in a decrease of income taxes by $2.9 million and $8.6 million for the three-month and nine-month periods ended September 30, 2006, respectively, and in a decrease of income taxes by $1.4 million and $7.1 million for the one-month and the seven-month periods ended August 2, 2007.
(9)	Future accounting changes

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

26

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Louis Morin
Louis Morin
Vice President and Chief Financial Officer

Date: November 20, 2007